                                   Filed by: American Century Mutual Funds, Inc.
                                                  Pursuant to Rule 425 under the
                                              Securities Act of 1933, as amended

                                               Subject Company: Kopp Funds, Inc.
                                       Investment Company Act File No. 811-08267

NEWS RELEASE                                 [AMERICAN CENTURY INVESTMENTS LOGO]

Contacts:   Laura Kouri, American Century, (816)340-4710 or (816)340-7033
            Jody Lowe, Kopp Investment Advisors, (414)443-9444

           AMERICAN CENTURY INVESTMENTS ANNOUNCES AGREEMENT TO ACQUIRE
                 MUTUAL FUND ASSETS OF KOPP INVESTMENT ADVISORS

     KANSAS CITY,  Mo., Sept.  13, 2006 -- American  Century  Investments  today announced an agreement in principle to acquire the retail  mutual fund assets of
Kopp Investment Advisors. The two acquired Kopp mutual funds will be reorganized into existing American Century mutual funds. Assets totaling  approximately $300
- 350 million from Kopp Emerging  Growth Fund and Kopp Total Quality  Management
Fund will be added to American  Century New  Opportunities  II Fund and American
Century Equity Growth Fund, respectively.

     Terms of the deal were not disclosed.

     The planned reorganizations, unanimously approved by the boards of American
Century and Kopp Funds and expected to be completed in late February 2007, stand to benefit the  investors  of both  companies  while  fulfilling  the  long-term strategic intent of both groups.

     "We're very  pleased to be  announcing  this  transaction  with Kopp," said
David Tucker,  American  Century senior vice president of business  development.
"The additional assets will allow us to reach a fee breakpoint on one of our key strategies,  New Opportunities  II, which will directly  translate to lower fees for its shareholders."

     "I'm delighted we are entering into this agreement with American  Century,"
said Lee Kopp, chairman and chief executive officer of Kopp Investment Advisors.
"The  reorganization  of our retail funds will enable us to focus exclusively on our core competency: private account management."

     Kopp Emerging  Growth is a small cap growth  strategy that seeks  long-term capital  appreciation.  Kopp  Total  Quality  Management  is a  large-cap  blend strategy  that also seeks  long-term  capital  appreciation.  Lee Kopp and Sally
Anderson co-manage the funds.

     American Century New  Opportunities II Fund seeks long-term capital growth.
Its portfolio  managers look for stocks of  smaller-size  companies they believe will  increase in value over time,  using an  investment  strategy  developed by
American Century and a bottom-up  approach to stock  selection.  Harold Bradley,
Stafford Southwick and Matthew Ferretti co-manage the fund.

     American  Century Equity Growth Fund seeks  long-term  capital  growth.  In selecting stocks for the fund, the portfolio  managers select primarily from the
1,500 largest  publicly traded U.S.  companies.  The managers use  quantitative, computer-driven  models to  construct  the  portfolio  of  stocks  for the fund.
William Martin, Fei Zou and Thomas Vaiana are the co-managers.

PLANNED REORGANIZATION
----------------------
------------------------------------- ------------------------------------------
KOPP FUND                             (MERGES INTO) AMERICAN CENTURY FUND
------------------------------------- ------------------------------------------
Kopp Emerging Growth Fund             American Century New Opportunities II Fund
(SMALL CAP GROWTH)                    (SMALL CAP GROWTH)
------------------------------------- ------------------------------------------
Kopp Total Quality Management Fund    American Century Equity Growth Fund
(LARGE CAP BLEND)                     (LARGE CAP BLEND)
------------------------------------- ------------------------------------------

ABOUT KOPP INVESTMENT ADVISORS
------------------------------

     The Kopp Funds are managed by Kopp Investment  Advisors,  a Minnesota-based firm founded in 1990 by President and CEO Lee Kopp. Kopp Investment Advisors was
initially  established to manage private accounts and launched its retail mutual fund business in 1997. The firm currently manages approximately $1.5 billion.

ABOUT AMERICAN CENTURY INVESTMENTS
----------------------------------

     American Century  Investments is a leading  investment  manager with nearly fifty years of experience helping investors achieve their financial goals. Based in Kansas City,  Mo., the company  manages  approximately  $98 billion in assets through separate accounts,  commingled trusts,  subadvisory  accounts and mutual funds.  James E.  Stowers Jr.  founded the  company in 1958.  His son,  James E.
Stowers III, is chairman and William M. Lyons is president  and chief  executive officer. For the past seven years, American Century, which employs approximately
1,900 people,  has been selected as one of FORTUNE Magazine's 100 Best Companies
to   Work   for.   For   more    information    about   the    company,    visit
WWW.AMERICANCENTURY.COM.

IMPORTANT DISCLOSURE INFORMATION
--------------------------------

The  information  included herein is not an offer to sell, nor a solicitation of an offer to buy, shares of any investment  company,  nor is it a solicitation of any proxy. American Century Mutual Funds, Inc. and American Century Quantitative
Equity Funds,  Inc., will file a proxy  statement/prospectus  and other relevant documents  regarding the  reorganizations  with the U.S. Securities and Exchange
Commission (the "SEC"). INVESTORS ARE URGED TO READ THESE DOCUMENTS BECAUSE THEY
WILL  CONTAIN  IMPORTANT  INFORMATION  ABOUT  THE  REORGANIZATIONS  AND  RELATED
MATTERS.  You will be able to obtain these  documents  free of charge at the SEC
Web site (www.sec.gov).

YOU SHOULD CONSIDER THE FUNDS'  INVESTMENT  OBJECTIVES,  RISKS,  AND CHARGES AND
EXPENSES  CAREFULLY  BEFORE YOU INVEST.  THE FUNDS'  PROSPECTUSES,  WHICH CAN BE
OBTAINED  BY  CALLING   1-800-345-2021  (FOR  THE  AMERICAN  CENTURY  FUNDS)  OR
1-888-533-KOPP  (FOR THE KOPP FUNDS),  CONTAINS THIS AND OTHER INFORMATION ABOUT
THE FUNDS, AND SHOULD BE READ CAREFULLY BEFORE INVESTING.  INVESTMENT RETURN AND
FUND SHARE VALUE WILL FLUCTUATE,  AND REDEMPTION  VALUE MAY BE MORE OR LESS THAN
ORIGINAL COST.

                                      # # #

NEWS RELEASE

Contacts:    Jody Lowe
             Lowe Communications LLC for Kopp Investment Advisors
             (414)443-9444
             Laura Kouri
             American Century Investments
             (816)340-4710

        KOPP INVESTMENT ADVISORS TO SELL MUTUAL FUNDS TO AMERICAN CENTURY
   MONEY MANAGEMENT FIRM TO FOCUS ON ITS PRIVATE PORTFOLIO MANAGEMENT BUSINESS

     EDINA, MN.  September 13, 2006 -- Kopp Investment  Advisors today announced an agreement in principle to sell Kopp Funds,  its retail mutual fund  business, to  Kansas  City,  Missouri-based  American  Century  Investments.  The  sale is scheduled to be completed in the first quarter,  and allows Kopp to focus on its private  portfolio  management  business  and  American  Century  to expand  its broker-sold mutual fund assets under management.

     Says Kopp  Investment  Advisors  Chairman Lee Kopp,  "We want to narrow our focus to our core business--private portfolio management.  American Century is a highly regarded  growth  investment  manager with a significant  focus on mutual funds. Kopp mutual fund investors will receive broader product choices and award winning service from American Century."

     Upon completion of the  transaction,  the Kopp Emerging Growth Fund will be reorganized  into the American  Century New  Opportunities  II Fund and the Kopp
Total Quality  Management  Fund will be  reorganized  into the American  Century
Equity Growth Fund.

     Lee Kopp founded Kopp  Investment  Advisors in 1990 and launched its retail mutual  fund  business  in  1997.  Says  Kopp,  "In  recent  years,  it has been increasingly  difficult for small fund groups to thrive.  Heightened  regulatory and compliance burdens along with aggressive  industry  competition  require the scale of a larger firm like American Century."

     As an increasing  share of industry  assets move to the largest  companies, many funds have determined that  consolidation  is in their  shareholders'  best interest.  At least eight fund groups have changed hands in 2006 alone. American
Century Investments has been one of the consolidators.

     This  transaction is unrelated to Kopp Investment  Advisors' core business, and allows Kopp to narrow its focus to private  account  management.  Says Kopp,
"We look forward to the additional attention this will allow us to devote to our private account clients."

ABOUT KOPP INVESTMENT ADVISORS

     A registered  investment advisor, Kopp Investment Advisors provides private portfolio management to institutional  investors and high net worth individuals.
Kopp also  serves  financial  advisors  as they help their  clients  reach their goals. Founded in 1990 and based in Edina,  Minnesota,  the Kopp investment team is led by seasoned veterans with decades of experience  uncovering and analyzing emerging  growth  companies.  Kopp  also  offers  the Total  Quality  Management investment strategy,  a large cap core approach investing in  quality-advantaged companies based on their  effective  application of  quality-related  management techniques. For more information, visit WWW.KOPPINV.COM.

ABOUT AMERICAN CENTURY

     American Century  Investments is a leading  investment  manager with nearly fifty years of experience helping investors achieve their financial goals. Based in Kansas City,  Mo., the company  manages nearly $100 billion in assets through separate  accounts,  commingled trusts,  subadvisory  accounts and mutual funds.
James E. Stowers Jr. founded the company in 1958. His son, James E. Stowers III, is chairman and William M. Lyons is president and chief executive  officer.  For the past seven  years,  American  Century,  which  employs  approximately  1,900 people,  has been selected as one of FORTUNE  Magazine's  100 Best  Companies to
Work for. For more information about the company, visit WWW.AMERICANCENTURY.COM.

FOR MORE  INFORMATION,  CALL KOPP FUNDS AT  1-888-533-KOPP  OR AMERICAN  CENTURY
INVESTMENTS AT  1-800-345-2021  FOR A PROSPECTUS  CONTAINING  INFORMATION ON THE
FUNDS' INVESTMENT OBJECTIVES, RISKS, FEES AND EXPENSES. READ IT CAREFULLY BEFORE
YOU INVEST OR SEND MONEY. INVESTMENT RETURN AND SHARE PRICE WILL FLUCTUATE,  AND
REDEMPTION VALUE MAY BE MORE OR LESS THAN ORIGINAL COST.

IMPORTANT DISCLOSURE INFORMATION
--------------------------------

The  information  included herein is not an offer to sell, nor a solicitation of an offer to buy, shares of any investment  company,  nor is it a solicitation of any proxy. American Century Mutual Funds, Inc. and American Century Quantitative
Equity Funds,  Inc. will file a proxy  statement/prospectus  and other  relevant documents  regarding the  reorganization  with the U.S.  Securities and Exchange
Commission (the "SEC"). INVESTORS ARE URGED TO READ THESE DOCUMENTS BECAUSE THEY
WILL  CONTAIN  IMPORTANT  INFORMATION  ABOUT  THE  REORGANIZATIONS  AND  RELATED
MATTERS.  You will be able to obtain these  documents  free of charge at the SEC
Web site (www.sec.gov).

                                      # # #

                                       September 13, 2006

Dear Fellow Shareholder,

Kopp Investment Advisors has entered into an agreement in principle to sell Kopp
Funds,  our retail mutual fund business,  to American Century  Investments.  The sale is scheduled to be completed in the first  quarter of 2007. In the next few weeks, you will receive the applicable proxy voting materials.

American Century is a highly regarded  investment  manager that I believe shares many of the same  investing,  cultural  and business  values as Kopp  Investment
Advisors.  The  acquisition of the Kopp mutual funds by American  Century should provide a number of benefits for Kopp shareholders including:

     o    A parent company focused primarily on the mutual fund business.
     o    Proven performance from a seasoned growth investor.
     o    Broader product choices and award winning services.

Upon  completion  of the  transaction,  the Kopp  Emerging  Growth  Fund will be reorganized  into the American  Century New  Opportunities  II Fund and the Kopp
Total Quality  Management  Fund will be  reorganized  into the American  Century
Equity Growth Fund.

In recent  years,  it has been  increasingly  difficult for small fund groups to thrive.  Heightened  regulatory  and  compliance  burdens along with  aggressive industry competition require the scale of a larger firm like American Century.

As an increasing  share of industry assets move to the largest  companies,  many funds  have  determined  that  consolidation  is  in  their  shareholders'  best interest.  At least eight fund groups have changed hands in 2006 alone. American
Century Investments has been one of the consolidators.

We are proud to have had the  opportunity to serve Kopp Funds since 1997.  Going forward,  Kopp Investment Advisors will focus exclusively on our private account management.  Sally Anderson and I will lead the investment team and look forward to continuing to serve our private account clients.

                                         Best regards,

                                         Lee Kopp
                                         Chairman

FOR MORE  INFORMATION,  CALL KOPP FUNDS AT  1-888-533-KOPP  OR AMERICAN  CENTURY
INVESTMENTS AT  1-800-345-2021  FOR A PROSPECTUS  CONTAINING  INFORMATION ON THE
FUNDS' INVESTMENT OBJECTIVES, RISKS, FEES AND EXPENSES. READ IT CAREFULLY BEFORE
YOU INVEST OR SEND MONEY. INVESTMENT RETURN AND SHARE PRICE WILL FLUCTUATE,  AND
REDEMPTION VALUE MAY BE MORE OR LESS THAN ORIGINAL COST.

IMPORTANT DISCLOSURE INFORMATION
--------------------------------

The  information  included herein is not an offer to sell, nor a solicitation of an offer to buy, shares of any investment  company,  nor is it a solicitation of any proxy. American Century Mutual Funds, Inc. and American Century Quantitative
Equity Funds,  Inc. will file a proxy  statement/prospectus  and other  relevant documents  regarding the  reorganization  with the U.S.  Securities and Exchange
Commission (the "SEC"). INVESTORS ARE URGED TO READ THESE DOCUMENTS BECAUSE THEY
WILL  CONTAIN  IMPORTANT  INFORMATION  ABOUT  THE  REORGANIZATIONS  AND  RELATED
MATTERS.  You will be able to obtain these  documents  free of charge at the SEC
Web site (www.sec.gov).

SCRIPT FOR CALL CENTER:

Kopp  Investment  Advisors is in the  process of selling its retail  mutual fund business  to American  Century in order  concentrate  on its primary  business -
private account management. The Kopp funds will be merged into similar funds run by American  Century.  The merger will be complete in the first quarter of 2007.
Several key points include:

1.   Private  account  management has always been Kopp's main  business.  Retail funds are a much smaller part.

2.   In recent years, it has been  increasingly  difficult for small fund groups
     to  thrive.   Heightened  regulatory  and  compliance  burdens  along  with aggressive  industry  competition  require  the scale of a larger firm like
     American Century.

3.   American  Century is a highly  regarded  investment  manager with a primary focus  on  mutual  funds.  American  Century  has  purchased  other  funds, including the Mason Street Funds.

4.   Emerging  Growth will go into New  Opportunities  II Fund,  and TQM will go into  Equity  Growth.  Both are 4 star  funds.  Both funds have Class A and
     Class C shares.

     Specifically, the Emerging Growth Fund will merge into American Century New
     Opportunities II Fund as follows:

------------------- ------------------- -------------------- -------------------
FUND CLASS          TICKER              MERGES INTO          TICKER
------------------- ------------------- -------------------- -------------------
Class A             KOPPX               Class A              ANOAX
------------------- ------------------- -------------------- -------------------
Class C             KEGCX               Class C              ANOCX
------------------- ------------------- -------------------- -------------------
Class I             KEGIX               Investor Class       ANOIX
------------------- ------------------- -------------------- -------------------

     The Total  Quality  Management  Fund will merge into the  American  Century
     Equity Growth Fund as follows:

------------------- ------------------- -------------------- -------------------
FUND CLASS          TICKER              MERGES INTO          TICKER
------------------- ------------------- -------------------- -------------------
Class A             KTQMX               Advisor Class        BEQAX
------------------- ------------------- -------------------- -------------------
Class C             KTQCX               Class C              AEYCX
------------------- ------------------- -------------------- -------------------
Class I             KTQIX               Investor Class       BEQGX
------------------- ------------------- -------------------- -------------------

FOR MORE  INFORMATION,  CALL KOPP FUNDS AT  1-888-533-KOPP  OR AMERICAN  CENTURY
INVESTMENTS AT  1-800-345-2021  FOR A PROSPECTUS  CONTAINING  INFORMATION ON THE
FUNDS' INVESTMENT OBJECTIVES, RISKS, FEES AND EXPENSES. READ IT CAREFULLY BEFORE
YOU INVEST OR SEND MONEY. INVESTMENT RETURN AND SHARE PRICE WILL FLUCTUATE,  AND
REDEMPTION VALUE MAY BE MORE OR LESS THAN ORIGINAL COST.

IMPORTANT DISCLOSURE INFORMATION
--------------------------------

The  information  included herein is not an offer to sell, nor a solicitation of an offer to buy, shares of any investment  company,  nor is it a solicitation of any proxy. American Century Mutual Funds, Inc. and American Century Quantitative
Equity Funds,  Inc. will file a proxy  statement/prospectus  and other  relevant documents  regarding the  reorganization  with the U.S.  Securities and Exchange
Commission (the "SEC"). INVESTORS ARE URGED TO READ THESE DOCUMENTS BECAUSE THEY
WILL  CONTAIN  IMPORTANT  INFORMATION  ABOUT  THE  REORGANIZATIONS  AND  RELATED
MATTERS.  You will be able to obtain these  documents  free of charge at the SEC
Web site (www.sec.gov).

Script for calls to brokers:

I am  calling to let you know that Kopp  Investment  Advisors  announced  we are exiting the retail mutual fund business to concentrate on our primary business -
private account management.  PersonNameLee Kopp and Sally Anderson will continue to lead our investment  team as we seek to build and enhance our private account management  business.  The Kopp funds will be merged into  similar  funds run by
American Century. The merger will be completed in the first quarter of 2007.

3 key points:

     1.   Private account  management has always been our main business.  Retail funds are a much smaller part.

     2.   In recent  years,  it has been  increasingly  difficult for small fund groups to thrive.  Heightened  regulatory and compliance burdens along with  aggressive  industry  competition  require the scale of a larger firm like American Century.

     3.   American  Century  is a  highly  regarded  investment  manager  with a primary focus on mutual funds.  American  Century has purchased  other funds including the Mason Street Funds.

     Emerging  Growth will go into New  Opportunities  II fund,  and TQM will go into  Equity  Growth.  Both are 4 star  funds.  Both funds have Class A and
     Class C shares.

     Specifically, the Emerging Growth Fund will merge into American Century New
     Opportunities II Fund as follows:

-------------------- ------------------ --------------------- ------------------
FUND CLASS           TICKER             MERGES INTO           TICKER
-------------------- ------------------ --------------------- ------------------
Class A              KOPPX              Class A               ANOAX
-------------------- ------------------ --------------------- ------------------
Class C              KEGCX              Class C               ANOCX
-------------------- ------------------ --------------------- ------------------
Class I              KEGIX              Investor Class        ANOIX
-------------------- ------------------ --------------------- ------------------

     The Total  Quality  Management  Fund will merge into the  American  Century
     Equities Growth Fund as follows:

-------------------- ------------------ --------------------- ------------------
FUND CLASS           TICKER             MERGES INTO           TICKER
-------------------- ------------------ --------------------- ------------------
Class A              KTQMX              Advisor Class         BEQAX
-------------------- ------------------ --------------------- ------------------
Class C              KTQCX              Class C               AEYCX
-------------------- ------------------ --------------------- ------------------
Class I              KTQIX              Investor Class        BEQGX
-------------------- ------------------ --------------------- ------------------

     I will be sending you an e-mail with the press  release and profiles of the receiving funds.

Kopp Investment  Advisors will continue to offer private account management with both our  Emerging  Growth and our TQM large cap core  portfolios.  There are no changes  in the  investment  staff.  Lee and  Sally  will  continue  to lead our investment team, and are optimistic about the potential the coming years hold.

FOR MORE  INFORMATION,  CALL KOPP FUNDS AT  1-888-533-KOPP  OR AMERICAN  CENTURY
INVESTMENTS AT  1-800-345-2021  FOR A PROSPECTUS  CONTAINING  INFORMATION ON THE
FUNDS' INVESTMENT OBJECTIVES, RISKS, FEES AND EXPENSES. READ IT CAREFULLY BEFORE
YOU INVEST OR SEND MONEY. INVESTMENT RETURN AND SHARE PRICE WILL FLUCTUATE,  AND
REDEMPTION VALUE MAY BE MORE OR LESS THAN ORIGINAL COST.

IMPORTANT DISCLOSURE INFORMATION
--------------------------------

The  information  included herein is not an offer to sell, nor a solicitation of an offer to buy, shares of any investment  company,  nor is it a solicitation of any proxy. American Century Mutual Funds, Inc. and American Century Quantitative
Equity Funds,  Inc. will file a proxy  statement/prospectus  and other  relevant documents  regarding the  reorganization  with the U.S.  Securities and Exchange
Commission (the "stocktickerSEC").  INVESTORS STOCKTICKERARE URGED TO READ THESE
DOCUMENTS   BECAUSE  THEY  WILL   CONTAIN   IMPORTANT   INFORMATION   ABOUT  THE
REORGANIZATIONS STOCKTICKERAND RELATED MATTERS. You will be able to obtain these documents free of charge at the stocktickerSEC Web site (www.sec.gov).

                                      # # #

Text for e-mail to brokers:

Kopp Investment  Advisors  announced this morning that we are exiting the retail mutual fund business to  concentrate on our primary  business - private  account management.  Lee Kopp and Sally  Anderson will  continue to lead our  investment team as we seek to build and enhance our private  account  management  business.
The Kopp funds will be merged into similar  funds run by American  Century.  The merger will be completed in the first quarter of 2007.

3 key points:

     1.   Private account  management has always been our main business.  Retail funds are a much smaller part.

     2.   In recent  years,  it has been  increasingly  difficult for small fund groups to thrive.  Heightened  regulatory and compliance burdens along with  aggressive  industry  competition  require the scale of a larger firm like American Century.

     3.   American  Century  is a  highly  regarded  investment  manager  with a primary  focus on mutual funds.  American  Century has been one of the consolidators, most recently purchasing the Mason Street Funds earlier this year.

     Emerging  Growth will go into New  Opportunities  II fund,  and TQM will go into  Equity  Growth.  Both are 4 star  funds.  Both funds have Class A and
     Class C shares.

     Specifically, the Emerging Growth Fund will merge into American Century New
     Opportunities II Fund as follows:

-------------------- ------------------- -------------------- ------------------
FUND CLASS           TICKER              MERGES INTO          TICKER
-------------------- ------------------- -------------------- ------------------
Class A              KOPPX               Class A              ANOAX
-------------------- ------------------- -------------------- ------------------
Class C              KEGCX               Class C              ANOCX
-------------------- ------------------- -------------------- ------------------
Class I              KEGIX               Investor Class       ANOIX
-------------------- ------------------- -------------------- ------------------

     The Total  Quality  Management  Fund will merge into the  American  Century
     Equities Growth Fund as follows:

-------------------- ------------------- -------------------- ------------------
FUND CLASS           TICKER              MERGES INTO          TICKER
-------------------- ------------------- -------------------- ------------------
Class A              KTQMX               Advisor Class        BEQAX
-------------------- ------------------- -------------------- ------------------
Class C              KTQCX               Class C              AEYCX
-------------------- ------------------- -------------------- ------------------
Class I              KTQIX               Investor Class       BEQGX
-------------------- ------------------- -------------------- ------------------

The attached  document  contains the press release and profiles of the receiving funds.

Kopp Investment  Advisors will continue to offer private account management with both our  Emerging  Growth and our TQM large cap core  portfolios.  There are no changes  in the  investment  staff.  Lee and  Sally  will  continue  to lead our investment team, and are optimistic about the potential the coming years hold.

Call me with any questions.

(Marketing Rep name for that broker)
(Marketing Rep contact info)

FOR MORE  INFORMATION,  CALL KOPP FUNDS AT  1-888-533-KOPP  OR AMERICAN  CENTURY
INVESTMENTS AT  1-800-345-2021  FOR A PROSPECTUS  CONTAINING  INFORMATION ON THE
FUNDS' INVESTMENT OBJECTIVES, RISKS, FEES AND EXPENSES. READ IT CAREFULLY BEFORE
YOU INVEST OR SEND MONEY. INVESTMENT RETURN AND SHARE PRICE WILL FLUCTUATE,  AND
REDEMPTION VALUE MAY BE MORE OR LESS THAN ORIGINAL COST.

IMPORTANT DISCLOSURE INFORMATION
--------------------------------

The  information  included herein is not an offer to sell, nor a solicitation of an offer to buy, shares of any investment  company,  nor is it a solicitation of any proxy. American Century Mutual Funds, Inc. and American Century Quantitative
Equity Funds,  Inc. will file a proxy  statement/prospectus  and other  relevant documents  regarding the  reorganization  with the U.S.  Securities and Exchange
Commission (the "SEC"). INVESTORS ARE URGED TO READ THESE DOCUMENTS BECAUSE THEY
WILL  CONTAIN  IMPORTANT  INFORMATION  ABOUT  THE  REORGANIZATIONS  AND  RELATED
MATTERS.  You will be able to obtain these  documents  free of charge at the SEC
Web site (www.sec.gov).

                                      # # #